Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Fluor 409A Executive Deferred Compensation Program of Fluor Corporation of our report dated February 20, 2018 (except for Note 17, as to which the date is August 2, 2018), with respect to the consolidated financial statements of Fluor Corporation included in its Current Report on Form 8-K dated August 2, 2018, and our report dated February 20, 2018, with respect to the effectiveness of internal control over financial reporting of Fluor Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

August 2, 2018